UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2025

Commission File Number: 001-38104

IMMURON LIMITED

(Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Auditors Consent

Attached as Exhibit 23.1 to this report on Form 6-K is the Consent of Grant Thornton Audit Pty Ltd, independent registered accounting firm to Immuron Limited, dated September 30, 2025.

The information contained in Exhibit 23.1 shall be deemed to be incorporated by reference into Immuron Limited’s registration statement on Form F-3 (File Nos. 333-280667), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit Number	Description
23.1	Consent of Grant Thornton Audit Pty Ltd

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMURON LIMITED

Date: September 30, 2025	By:	/s/ Phillip Hains
Phillip Hains
Company Secretary

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